Invictus Signs Binding LOI for Option to Acquire BC Licensed Producer Applicant with Two Locations and 32 Acres of Buildable Land

VANCOUVER, May 16, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) is pleased to announce that it has entered into a binding letter of intent ("LOI") for an option to acquire 100% (the "Option") of the outstanding shares of an applicant (the "OptionCo") under the Access to Cannabis for Medical Purposes Regulations ("ACMPR") from OptionCo current shareholders (the "Vendors").

Aerial Illustration of Option Co Mission, BC location

OptionCo has two properties. One is located in Delta, British Columbia ("Delta Facility") and is a state of the art, pharmaceutical grade, cannabis production and research facility, which has been submitted to Health Canada for final review and approval under the ACMPR. The Company expects to receive its cultivation license for the Delta Facility in Q2 of 2018. The other property is located in Mission, British Columbia ("Mission Location"). The Mission Location application under the ACMPR has been submitted and is awaiting construction of its first 50,000 square foot state of the art, pharmaceutical grade purposed built indoor facility ("Delta Facility" and "Mission Location" are together referred to as the "Properties"). The Option will be exercisable at the sole option of Invictus within 30 days after OptionCo receives its license to cultivate under the ACMPR on the Delta Facility. The exercise price of the Option (the "Exercise Price") will be payable as follows:

1)	Payment of the sum of $2.5 million CDN in cash to OptionCo to repay agreed upon debts;

2)

Issuing to the security holders of OptionCo, within 10 business days of exercising the Option, $10 million in common shares of Invictus valued at a price per share being the greater of: (a) $1.65 CAD per share and (b) Invictus' 10 day Volume Weighted Average Trading Price ("VWAP") prior to the date of exercise with the following release schedule:

a)	25% within 10 business days of exercising the Option; and

b)	25% every 4 months thereafter.

3)

Investment in the sum of $10 million CDN (the "Investment") in cash into OptionCo to be used for the 50,000 square foot expansion of the Mission Location and for working capital purposes. The Investment will be in the form of a commitment from Invictus and will be transferred to OptionCo over time on an as needed basis.

4)

Issuing to the security holders of OptionCo, within 10 business days of the Mission Location receiving its cultivation license under the ACMPR, $7 million in common shares of Invictus valued at the VWAP immediately prior to the date of the Mission Location receiving its cultivation license under the ACMPR.

The Mission Location, located on 32 acres of property of buildable land, is currently under construction and expandable to 1 million square feet of production capacity under one ACMPR license and has the unique ability to expand licensed infrastructure rapidly. The location has direct access to a river providing unlimited water and the energy costs are wholesale value and are eligible for "Transmission Rate" with the local power authority ($.05 CDN / KwH) with 38 MG Watt service at the property line. Invictus expects to commence construction immediately with a target completion date of December 2018. The Company plans on expanding to over one million square feet of the property which has already been zoned to accommodate this level of expansion.

Acreage Pharms Ltd. ("Acreage Pharms"), a licensed producer under the ACMPR located in West-Central Alberta on 150 acres, has approximately 40,000 square feet of cannabis ready production with its recently completed Phase 2 expansion. The Company intends on expanding to 120,000 square feet by the end of 2018 once Phase 3 is complete and is also working on plans to increase total capacity to 360,000 square feet in 2019. Invictus is fully funded for the Phase 3 expansion. AB Laboratories Inc. ("AB Labs"), a licensed producer under the ACMPR located in Hamilton, Ontario currently operates in a 16,000 square foot facility and continues to make progress on its 40,000 square foot Phase 2 facility. Once completed AB Labs will total 56,000 square foot of production capability. During the first quarter of 2018 AB Labs submitted a secondary license to Health Canada for a nearby property on 100 acres under the name AB Ventures Inc. ("AB Ventures"). Once AB Ventures receives its ACMPR license, the entire property will have the potential for cannabis cultivation. Invictus has committed $5.5 million in funding to build out the first 21,000 square foot building on the property with plans to expand to 105,000 square feet of production capacity by the end of 2019. OptionCo located on a 32-acre property expects to complete construction of its first 50,000 square foot facility by the end of 2018 and to expand to 300,000 square feet by the end of 2019. Overall the Company will expand to 250,000 square feet by the end of 2018 and to approximately 824,000 square feet by the end of 2019.

Subject to completion of satisfactory due diligence, Invictus intends to enter into a definitive option agreement for the purchase of the OptionCo on or before June 30, 2018.

Dan Kriznic, CEO and Chairman commented "This is a significant milestone for Invictus as we round out our ACMPR licenses through out the country. OptionCo will give us a significant footprint in British Columbia already adding to our large footprint in Alberta and Ontario. As we continue to build out our retail and distribution strategy, we need to have additional capacity and plan to aggressively build out the expansion in the short term as we gear up for the legalization of recreational cannabis."

About Invictus

Invictus owns and operates cannabis companies in Canada with the vision of producing a variety of high quality and low cost cannabis products and strains to the global market place as regulations permit. Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

Invictus operates two cannabis production sites under the ACMPR in Canada and has over 95,000 square feet of cannabis production capacity at the licensed production sites. The Company's wholly owned subsidiary Acreage Pharms located in West-Central Alberta on 150 acres, has approximately 40,000 square feet of cannabis ready production with its recently completed Phase 2 expansion. The Company intends on expanding to 120,000 square feet by the end of 2018 once Phase 3 is complete.

Invictus also owns 50% of AB Labs, a licensed producer under the ACMPR located in Hamilton, Ontario. AB Labs currently operates in a 16,000 square foot facility and recently acquired a facility adjacent to the existing property that will allow for a total of 56,000 square feet of cultivation space expected to be ready for production by June 2018. During the first quarter of 2018 AB Labs submitted a secondary license to Health Canada for a nearby property on 100 acres under the name AB Ventures.

Combined, the licensed producers owned by Invictus expect to have approximately 200,000 square feet of cannabis production capacity by the end of 2018 and 520,000 square feet of cannabis production capacity by the end of 2019.

In addition to the ACMPR licenses, the Company has an 82.5% investment in Future Harvest Development Ltd. a high quality Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia that has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

In the United States
Terry Wills
twills@willscom.com
310-877-1458

			Square Footage
Company	Phase	Province	Current	31-Dec-18	31-Dec-19
Acreage Pharms	1	Alberta	7,000	7,000	7,000
Acreage Pharms	2	Alberta	33,000	33,000	33,000
Acreage Pharms	3	Alberta		80,000	80,000
Acreage Pharms	4	Alberta			240,000
Total Acreage Pharms			40,000	120,000	360,000
AB Laboratories	1	Ontario	16,000	16,000	16,000
AB Laboratories	2	Ontario		40,000	40,000
Total AB Laboratories			16,000	56,000	56,000
AB Ventures	1	Ontario		21,000	21,000
AB Ventures	2	Ontario		80,000	80,000
Total AB Ventures			-	101,000	101,000
Option Co	1	British Columbia		50,000	50,000
Option Co	2	British Columbia			250,000
Total Option Co			-	50,000	300,000
Total Combined			56,000	327,000	817,000

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the development of additional cannabis strains, the potential acquisition of OptionCo, the potential production capacity of OptionCo, AB Labs, AB Ventures and Acreage Pharms, the completion of OptionCo, AB Ventures and Acreage Pharms' production facilities, the granting of regulatory approval and anticipated timing of OptionCo, AB Labs reaching full production capacity, the granting of OptionCo's first and second license, AB Labs secondary license, the granting of a sales license under the ACMPR to OptionCo and Acreage Pharms, expected sales of inventory and the legalization of the recreational use of marijuana in Canada in 2018 are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Acreage Pharms will be successful in developing additional cannabis strains, that the Company will be successful in exercising its option to acquire OptionCo including obtaining TSX Venture Exchange approval of the acquisition, that OptionCo and AB Labs will be successful in reaching their potential production capacity on the timeline expected by the Company, OptionCo, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, OptionCo and AB Labs will reach full production capacity on the timeline anticipated by the Company, OptionCo will be granted its first and second licenses, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, OptionCo and Acreage Pharms will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company, expected sales of inventory will be met and the legalization of the recreational use of marijuana in Canada will occur as expected. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Acreage Pharms will not be successful in developing additional cannabis strains or, if developed, such strains will not have the benefits anticipated by the Company, the Company will not complete the acquisition of OptionCo, OptionCo and AB Labs will not be successful in reaching its potential production capacity, OptionCo, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of OptionCo and AB Labs reaching full production capacity will be delayed, AB Labs will not be granted their secondary license, OptionCo will not be granted its first and second licenses and OptionCo and Acreage Pharms will not be granted its sales license under the ACMPR, licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company, expected sales of inventory will not be met and the legalization of the recreational use of marijuana in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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CNW 09:25e 16-MAY-18